Filed pursuant to Rule 433
Registration No. 333-151523

November 16, 2009

Last week offered no truly meaningful housing data. Mortgage rates (30 year) dipped below 5% again this week and are approaching spring lows, according to Freddie Mac, and mortgage applications have continued to rise. This week features several key indicators (starts, permits, inflation) that commonly move the forward home price market.

UMM traded up slightly for the week. Implied HPA is still close to flat, so investors seeking to benefit from a residential real estate recovery can invest in a 5-year security that represents exposure to more than 30 million homes, at a price indicating nearly zero percent housing appreciation over the long term.
Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973

UMM:   $23.45 ($0.40, 1.74%)
DMM:   $25.65 (-$0.35, -1.35%)

Implied HPA: +1.26%

The market is anticipating that the S&P/Case-Shiller Composite-10 Index will rise to 159.93 by August 2014 from 157.93 today (reflects data through August 2009).

Last week’s market movers:	“We have seen a definite increase in the number of home sales. Sellers are realizing that they need to discount prices to sell their homes in today’s market.” - Pete Flint, CEO, Trulia Inc.
• Consumer Confidence: -46 (v. -49 prev.) • MBA Mortgage Apps: +3.2% (v. +8.2% prev.)
This week’s housing market indicators:
Nov. 17 – NAHB Homebuilders Survey Nov. 18 – Housing Starts Nov. 18 – Building Permits Nov. 18 – CPI Source: Bloomberg

Major Metro Housing: Housing Market Pulse	© www.MacroMarkets.com 2009

Contacts:
For general inquiries or for more information, please visit www. MacroMarkets.com or call 888-9House5 (888-946-8735) For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at www.macroshares.com

Major Metro Housing: Housing Market Pulse	© www.MacroMarkets.com 2009